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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30834

RECEIVED MAIL PROCESSING FEB 28 2007 WASH, D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeastern Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Westshore Blvd., Suite 820
(No. and Street)

Tampa (City) Florida (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Garcia & Ortiz, P.A.
(Name – *if individual, state last, first, middle name*)

888 Executive Center Drive W., Suite 101 St. Petersburg, Florida 33702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry A. Hale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeastern Securities Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Lorraine M. Collins
Commission # DD641027
Expires: FEB. 15, 2011
WWW.AARONNOTARY.com

[signature]
Signature

PRESIDENT
Title

[signature] 2/27/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

CONTENTS



GARCIA & ORTIZ, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS


Since 1971
Over
35
YEARS OF
EXCELLENT SERVICE

Principals

J. Edward Del Rio, CPA
Luis Garcia, CPA, MBA
Clayton C. Kreis, CPA/PFS
C. Burt Linthicum, CPA
Louis P. Ortiz, CPA/ABV,CBA,CFP®
Suzanne M. Reiber, CPA/ABV, CVA
Steve H. Tondreault, CPA/ABV, CBA
James P. Waters, CPA

Allison P. Burd, Esq.
Dean A. Bruns, CPA, CFP®
Bruce H. Buell,* CPA, CPIM
Erin D. Connors, CPA
Julie DelVecchio
Robyn S. Hitchens
Rose G. Kreis, CPA
Susan W. Long,* Ph.D.
William J. Metz, CPA
Cheryl L. Moore
Deborah L. Simmons, CPA
Marianne O. Touger, CPA
David P. Wenzel, CPA

Frank J. Valdes, CPA, CFE
(1935 - 2003)

Consultant to the Firm

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
Fax: (727) 578-4072

Mailing Address:
P. O. Box 20929
St. Petersburg, FL 33742

Visit our Website:
www.garciaortiz.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
First Southeastern Securities Group, Inc.
Tampa, Florida

We have audited the accompanying statements of financial position of First Southeastern Securities Group, Inc. (an S corporation) as of December 31, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeastern Securities Group, Inc., as of December 31, 2006, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
January 25, 2007

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 823,658
Deposit with clearing organization	100,362
Receivable from brokers, dealers and clearing organizations	80,523
Other receivables	6,574
Insurance claim receivable	91,491
Office furniture and equipment, net of accumulated depreciation of $166,811	-
Deposits	6,226
Total assets	$ 1,108,834

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 70,760
Total liabilities	70,760
Stockholder's equity:	
Common stock, $1 par value, 7500 shares authorized, 1500 shares issued, 750 shares outstanding	1,500
Additional paid-in capital	14,677
Retained earnings	1,521,897
Treasury stock, 750 shares at cost	(500,000)
Total stockholder's equity	1,038,074
Total liabilities and stockholder's equity	$ 1,108,834

See Notes to Financial Statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 1,110,267
Transaction and interest rebates	469,866
Gains on investment securities	200,631
Interest and dividends	39,270
Total revenues	1,820,034
Expenses:	
Commissions	946,975
Employee compensation and benefits	290,048
Rent	74,441
Communications	54,177
Interest	26,590
Depreciation	3,926
Other operating	171,515
Total expenses	1,567,672
Net income	$ 252,362

See Notes to Financial Statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2005	$ 1,500	$ 14,677	$1,469,535	$(500,000)	$ 985,712
Net income	-	-	252,362	-	252,362
Distributions to stockholder	-	-	(200,000)	-	(200,000)
Balance, December 31, 2006	$ 1,500	$ 14,677	$1,521,897	$(500,000)	$1,038,074

See Notes to Financial Statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 252,362
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,926
(Increase) decrease in:	
Brokers and dealers and clearing organization receivable	(3,017)
Other receivables	(6,574)
Insurance claim receivable	(91,491)
Prepaid expenses	4,662
Cash deposits with clearing organization	223
Increase (decrease) in:	
Accrued expenses	(24,298)
Total adjustments	(116,569)
Net cash provided by operating activities	135,793
Cash flows from investing activities:	
Purchases of office equipment	(3,926)
Net cash used by investing activities	(3,926)
Cash flows from financing activities:	
Distributions to stockholder	(200,000)
Net cash used by financing activities	(200,000)
Net decrease in cash	(68,133)
Cash, beginning of year	891,791
Cash, end of year	$ 823,658
Supplemental disclosure:	
Cash paid for interest	$ 26,590

See Notes to Financial Statements.

Note 1 - General and Summary of Significant Accounting Policies

General: Acorn Securities, Inc. was incorporated under the laws of the State of Florida on November 7, 1983 and changed its name to First Southeastern Securities Group, Inc. in 1991. The Company is a retail stock brokerage firm clearing through a correspondent member of the New York Stock Exchange on a fully disclosed basis. It is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC). Its main office is in Tampa, Florida and its customers are located throughout the Southeastern United States. The Company is licensed in several other states.

Basis of presentation: The financial statements of First Southeastern Securities Group, Inc. are maintained in accordance with generally accepted accounting principles.

Cash and cash equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days.

Securities transactions: A clearing broker has custody of all customer accounts and settles all transactions for the Company. The Company charges commissions for transactions and pays the clearing broker commissions for processing the transactions. Commissions earned are recorded on the accrual basis of accounting. Securities transactions and the related revenue and expenses are reflected on a settlement date basis. Investments are recorded at fair market value.

Deposit with clearing organization: The agreement with the clearing broker requires the Company to maintain an interest-bearing deposit of no less than $100,000.

Accounts receivable: Commissions receivable and receivables from other sources are all considered to be fully collectible, requiring no valuation allowance.

Property and equipment: Furniture, fixtures, and equipment are carried at cost. Depreciation is computed using the Section 179 expensing election of the Internal Revenue Code to the extent allowed. Any remaining basis after application of the expensing election is computed using the straight line method of depreciation. Although the use of the tax expensing election is not in accordance with generally accepted accounting principals, the difference between this method and acceptable accelerated methods is not material in this service-oriented business. Therefore, use of the tax method of depreciation is not considered to be a material departure from generally accepted accounting principles.

Income taxes: Effective January 1, 2002, the Company elected, with the consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for income taxes is made in these financial statements since the stockholders report their proportionate share of the Company's taxable income or loss on their individual tax returns.

Use of estimates: Certain estimates have been made by the Company's management, as required by generally accepted accounting principles, in the preparation of the accompanying financial statements. Actual results could differ from those estimates.

Note 2 - Concentrations of Credit Risk

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

The Company maintains cash deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Note 3 - Profit Sharing Plan

The Company established a SIMPLE Plan, effective January 10, 2002. Under the terms of the plan, the Company elects to match employee contributions up to 3% of the employee's salary. Employer contributions were $6,884 for the year.

Note 4 - Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-l) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $933,283, which represents $833,283 in excess of required net capital. The ratio of aggregate indebtedness to net capital was 0.85 to 1.

Note 5 - Lease Commitment

The Company leases office space under a one year lease which expires October 2007.

Note 6 - Contingencies

During 2006, the Company settled a claim with a brokerage customer. Settlement costs, net of the reimbursement receivable from an insurance carrier, are included in other operating expenses in the accompanying statement of income.

SUPPLEMENTARY INFORMATION

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total Ownership Equity	$ 1,038,074
Less Non-Allowable Assets:	
Petty cash	(500)
Other receivables	(6,574)
Insurance claim receivable	(91,491)
Deposits	(6,226)
Net capital	933,283
Minimum net capital	100,000
Excess net capital	$ 833,283
Aggregate indebtedness	$ 70,760
Percentage of Aggregate Indebtedness to Net Capital	8.5%

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
EXEMPTIVE PROVISION UNDER RULE 15C3-3
DECEMBER 31, 2006

The Company is exempt from computing reserve requirements under Rule 15c3-3 per section (k)(2)(ii) of the rule.

Customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is First Clearing, LLC (A subsidiary of Wachovia Securities).

During the course of the audit no facts came to the auditor's attention to indicate the exemption had not been complied with during the period since the auditor's last examination.

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
Number of items	-

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

Net Capital, Per Respondent's Computation	$ 933,283
Net Adjustments	-
Net Capital	$ 933,283

See accompanying independent auditors' report.

REQUIRED REPORTS



GARCIA & ORTIZ, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Since 1971
Over
35
YEARS OF
EXCELLENT SERVICE

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
Fax: (727) 578-4072

Mailing Address:
P. O. Box 20929
St. Petersburg, FL 33742

Visit our Website:
www.garciaortiz.com

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

To the Stockholder
First Southeastern Securities Group, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of First Southeastern Securities Group, Inc. for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Southeastern Securities Group, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the second paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
January 25, 2007

END